Exhibit 3.1

March 9, 2021

The bylaws of SunHydrogen, Inc. are hereby amended as follows:

Section 3.01 is hereby amended and restated in its entirety to read as follows:

The Board of Directors shall consist of not less than one nor more than 12 members. Directors need not be residents of the State of Nevada nor stockholders of the Corporation. The number of directors shall be fixed, and may be increased or decreased within the limits specified above, from time to time by resolution of the Board of Directors; provided, however, no decrease shall have the effect of shortening the term of any incumbent director. Each director shall hold such office, unless sooner removed or disqualified, until the next succeeding annual meeting or until such director’s successor is duly elected and qualified or until such director’s earlier resignation, disqualification or removal.